EXCLUSIVE DISTRIBUTORSHIP AGREEMENT

THIS AGREEMENT ("Agreement") is entered into on this 18th day of June, 2010 by and between:

Manufacturer: Shanghai Ailing Hygiene Materials Co., Ltd., Shanghai City, Nanhui District, Binghai Tourist and Resort Area, Binghai Road, No. 58, ("Manufacturer")

And

Epic Wound Care, Inc., 1365 N. Courtenay Parkway, Suite A, Merritt Island, Florida 32953 (the "Distributor").

RECITALS:

WHEREAS Manufacturer produces in China certain types of gauze known as Hemostatic Biodegradable Gauze (also known as KRX-02) and Hemostatic Satin Gauze (also known as KRX-03). (Hereinafter referred to as "KRX-02 and KRX-03 products.")

WHEREAS Manufacturer wishes by this agreement to name Distributor Manufacturer's exclusive distributor for the KRX-02 and KRX-03 products in all areas of the world; and

WHEREAS Distributor wishes to be named as Manufacturer's exclusive distributor for (KRX-02) and KRX-03) products and to distribute the same as hereafter specified, for products that the Parties have reached a mutual agreement upon the price term. Distributor agrees to use the Manufacturer as the exclusive supplier.

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained and of other good and valuable consideration, the receipt and sufficiency of which is acknowledged, it is

AGREED AS FOLLOWS:

Article 1

Manufacturer hereby grants Distributor an exclusive right to use sell ~~and/or otherwise exploit~~ the KRX-2 and KRX-03 products in the following designated countries: all countries of the world which countries are hereafter collectively referred to as the "Territory".

Article 2

Distributor may assign, delegate, sell or otherwise transfer all or any part o fits rights under this Agreement, or sublicense all or any part of the Territory to sub licensee at its sole option. Distributor may notify Manufacturer in writing of such delegation, sale, transfer or sub licensure and shall provide Manufacturer a copy of each assignment, delegation, sale, transfer or sublicense agreement. Such assignment, delegation, sale, transfer or sub licensure shall not, however, alter Distributor's obligations to Manufacturer under this Agreement.

Article 3

The exclusive distributorship relationship established by this Agreement shall continue for a period of five (5) years from the date all parties have signed the same, and may be extended by mutual agreement for additional periods of five (5) years each. It is understood and agreed that the contract shall be binding upon all successors, heir, etc. during the time period this agreement or any extension hereof is in force and effect.

Article 4

Distributor shall use best efforts to diligently use, sell and exploit the KRX-02 and KRX-03 Products in the Territory in accordance with the provisions of this agreement. Distributor shall be solely responsible for the cost of obtaining and maintaining approval of the United States Food and Drug Administration ("FDA") for applications of the KRX-02 and KRX-03 Products as necessary and appropriate, and Manufacturer shall cooperate fully with Distributor in responding to reasonable requests for information that might be necessary to obtaining and/or maintaining FDA approval.

Article 5

Distributor shall be solely responsible to obtain and maintain whatever requirements are necessary to legally market the KRX-02 and KRX-03 Products in whatever areas of the world Distributor determines it will seek to exploit markets. Manufacturer shall cooperate fully with Distributor in responding to reasonable requests for information that might be necessary to meet such requirements.

Article 6

Distributor shall purchase a minimum of two (2.0) metric ton of any weight combination of KRX-02 and KRX-03 Products, at Distributor's option each year for the duration of this contract. In this two metric ton sale, sales in China should be no less than one-half (0.5) metric tons. For purchase that is over two (2.0) metric tons in any previous years, the portion that exceeds the two (2.0) metric tons may be carried over into any subsequent years. The initial two (2.0) metric ton of any weight annual minimum purchase shall begin once the Distributor has paid to upgrade the Ailing facility and gain authorization to sell into Europe and other countries tied to the CE approval.

With the understanding that the product is currently registered in China, Distributor agrees to market product as KRX-02 & KRX-03 in China though distributor. The Distributor will use its own trademarks in all other countries. Distributor agrees to meet the one-half (0.5) metric ton minimum in China in the next 12 months. Distributor should do it best to make sales increasing every year.

Manufacturer shall supply Distributor KRX-02 gauze and KRX-03 gauze pursuant to the price list agreed between the parties.

Distributor shall have the right to order the KRX-02 (KRX-02) and/or KRX-03 Gauze (KRX-03) from time to time for the commercial exploitation of the KRX-02 Gauze (KRX-02) and/or the KRX-03 Gauze (KRX-03) as the need of Distributor arises, in increments of less than (1) metric ton at the price agreed between the parties. Each sales transaction will be executed by a separate purchase order.



In the case that Distributor cannot reach the minimum order requirement, Manufacturer may remind Distributor in written at least 30 days before the end of that year to seek either the possible remedies or stop the exclusive right of Distributor.

Given the fact that the exchange rate between USD and RMB is fluctuating and costs affected by other factors, in principle, the price list quoted in USD may be adjusted in each end of the year to ensure that Manufacturer and Distributor's benefits.

For each order, Distributor should pay 50% of the total amount in advance. Distributor will pay the remaining 50% after received the order in 5~7days.

Please see attachment of the price list "intergrated_quotation_2010".

Article 7

Distributor will seek patent protection and rights to KRX-02 and KRX-03 Products outside of China in the name of Distributor. Manufacturer shall use best efforts to secure patent protection and shall not do anything or commit any act which might prejudice or adversely affect the patent application for KRX-02 and KRX-03 Products.

The patent should be applied in the name of both Manufacturer and Distributor.

Article 8

Manufacturer acknowledges that between Manufacturer and Distributor, Distributor is the sole owner of all right, title and interest in and to the trademark "Hemostyp" Gauze or whatever other trademarks that Distributor may use (the "Distributor Trade name"). Manufacturer shall not do anything or commit any act which might prejudice or adversely affect the validity of the Trade name or the ownership by Distributor thereof, and upon termination of this agreement shall cease to use the Trade name.

Article 9

During the entire term of this contract and five years thereafter, Distributor and Manufacturer jointly agree to keep strictly confidential, and not use or disclose to any third party, the business practices, trade secrets and privileged information of the other including, without limitation, any and all technical information relating to the KRX-03 and KRX-03 Products, any formulae, all documents bearing an identification mark of Manufacturer or Distributor, any and all computer programs (whether or not completed or in use), any and all operating manuals or similar materials that constitute the systems, policies and procedures of Manufacturer or Distributor, any and all administrative, advertising or marketing techniques, business plans, business methods, marketing or strategic plans, financial statements, financial information or any other trade secrets, confidential or proprietary information respecting Manufacturer or Distributor (collectively, "Confidential Information") Manufacturer and Distributor shall execute additional nondisclosure agreements as reasonably requested from time to time. Upon the expiration or termination of this agreement Distributor and Manufacturer shall immediately return to the other all materials constituting or containing Confidential Information. During the term of this Agreement and thereafter, Distributor and Manufacturer both agree that they will not disrupt damage, impair or interfere with the business of the other the business contacts, agents, representatives, vendors



and other persons with whom both Manufacturer and Distributor have business or contractual relationships.

Article 10

Nothing herein contained shall be deemed to create a joint venture, agency or partnership relationship between or among the parties hereto. Distributor shall be solely responsible for the hiring, compensation, termination, and all other matters relating to any persons, companies, or corporations employed or engaged as independent contractors by Distributor in relation to the exploitation of the KRX-02 and KRX-03 Products Distributor is an exclusive distributor of Manufacturer, and shall not have, nor shall it represent itself as having, any authority to make contracts in the name of binding on Manufacturer or to pledge Manufactures credit or to extend credit to Manufacture's name.

Article 11

This agreement shall be effective on execution, and shall be binding on the parties hereto and their assigns, representatives, heirs, and successors. In the event of insolvency or adjudication in bankruptcy or the filing of a petition therefore by either party, this Agreement may be terminated immediately at the option of either party on written notice to the other. Otherwise, this Agreement may not be terminated by either Manufacturer or Distributor during the term hereof except upon the material breach of either of the terms thereof, in which event each must notify the other in writing of the alleged default and grant a period of thirty (30) days to allow the other party to cure the alleged default before seeking any legal or equitable remedies.

Article 12

This Agreement supersedes all previous agreements and understandings between and among the parties hereto relating to the soliciting for and taking of orders for the sale of KRX-02 and KRX-03 Products within the Territory to the extent that any such previous agreements are or may be inconsistent herewith. All verbal and written agreements and understandings which predate the execution of this Agreement between or among any signatories hereto which relate directly to the subject matter of this Agreement are hereby amended and modified, insofar as they may be inconsistent herewith, to conform to this Agreement and are deemed merged herein.

Article 13

No change, alteration, modification, or addition to this Agreement shall be binding unless in writing and executed with the same formalities as this Agreement.

Article 14

A waiver of any breach of any provision of this Agreement shall not be construed as a continuing waiver of other breaches of the same or other provisions of this Agreement.

Article 15

This agreement and any disputes arising hereunder shall be construed and determined under the laws of the State of Florida, United States of America.

Article 16

Any claim arising out of or related to the Contract shall be decided by arbitration in accordance with rules of the International Centre for Dispute Resolution of American Arbitration Association currently in effect.

Any arbitration shall take place in Orlando, FL or at such other location as the signatories to this agreement may agree in writing. The arbitration shall proceed in the English language.

Article 17

If any provision of this Agreement is declared invalid or unenforceable by arbitration, it is mutually agreed that this Agreement shall endure except for such part declared invalid or unenforceable by order of such court. The parties shall consult and use their best efforts to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid or unenforceable provision in light of the intent of this Agreement.

Article 18

Notwithstanding any other provision(s) of this Agreement to the contrary, the parties shall be excused from performance hereunder when such performance is made commercially unreasonable by a circumstance caused, in whole or in part, by an act or event beyond its reasonable control including, but in no way limited to, an act of God, fire, war, flooding, or other like events.

Article 19

Each party to this Agreement specifically warrants and guarantees that it has the authority to enter into this Agreement and that the person signing on behalf of each corporate or other entity is authorized to sing on behalf of said corporate or other entity and bind said entity to the terms hereof, either by action of the board of directors of the entity, under authority of the Articles of Incorporation thereof, pursuant to the bylaws of said entity, pursuant to the articles creating the said entity, or a management or other agreement so authorizing the same.

Article 20

It is contemplated by the signatories hereto that this agreement will be accurately translated and reproduced in the Chinese language and that all signatories hereto shall execute both the English version and the Chinese version. English version controls in case of inconsistency between the English version and the Chinese version.

Article 21

In the event of breach of this Agreement by any party, the breaching party shall be liable to the non-breaching party for all costs occasioned by such breach, including a reasonable attorney's fee.

IN WITNESS WHEREOF, this contract goes into effect when both parties sign the contract.

Manufacturer: Shanghai AILING HYGIENE MATERIALS Co. Ltd.

2010. 7. 16

Epic Wound care

Distributor: EPIC WOUNDCARE

, CEO

Chairman and Chief Executive Officer

Owner/Operator License Number 3036661

, CEO